Exhibit 99.1

Press release

Biophytis announces its 2023 financial results

and provides an update on its business activities

Paris (France) and Cambridge (Massachusetts, USA), April 08, 2024 – 11:00pm CET – Biophytis SA (Nasdaq CM : BPTS, Euronext Growth Paris : ALBPS), ("Biophytis" or the "Company"), a clinical-stage biotechnology company specialized in the development of therapeutics for age-related diseases, publishes today its financial results for the year ended December 31, 2023, and provides an update on the progress of its various programmes.

"In 2023, despite a particularly difficult financial environment for the biotech sector, we succeeded in pursuing the development of our clinical programmes, while securing the company's financing until early 2025," states Stanislas Veillet, CEO of Biophytis. "We were able to confirm the therapeutic value of BIO101 (20-hydroxyecdysone), our lead drug candidate, in the treatment of patients suffering from severe forms of COVID-19, opening the door to wider use in viral Severe Acute Respiratory Infections (SARI). We have also obtained authorization to initiate a phase 3 SARA-31 trial in the United States and Belgium in sarcopenia, a disease that is still poorly understood but very common among the elderly and currently untreated. We are actively seeking global or regional pharmaceutical company partners to co-finance the phase 3 studies required to file a marketing authorization and to market BIO101 (20-hydroxyecdysone) in these two indications. Finally, we are starting a new phase 2 clinical development programme in obesity to assess the efficacy of BIO101 (20-hydroxyecdysone) in maintaining muscle function in obese patients treated with GLP-1 receptor agonists. We believe we can position ourselves as a key player in this fast-growing market, which is expected to reach over $100 billion by 2030 according to Goldman Sachs."

2023 Highlights and outlook for 2024

SARA programme

▪	Positive advice obtained from the Belgian authorities and the FDA in the second half of 2023 to start SARA-31, the first phase 3 study ever launched in sarcopenia, based on the positive results obtained in the SARA-INT phase 2b study.

▪	2024: The actual start of the study will depend on the conclusion of partnership agreements and Biophytis' financial resources.

OBA programme

▪	Promising preclinical results for BIO101 (20-hydroxyecdysone) in obesity, suggesting beneficial metabolic effects on muscle and fat mass.

▪	2024: Phase 2 OBA study to start mid-2024, subject to regulatory approvals and financial resources. First patients enrolled in H2 2024.

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COVA programme

▪	Final results of the phase 2-3 COVA clinical trial: the study met its primary objective, with a significant 44% (p=0.043) reduction in the risk of respiratory failure or early death in patients hospitalised with severe COVID-19. In addition, BIO101 (20-hydroxyecdysone) has a very good safety profile, with a lower proportion of patients experiencing adverse events compared with placebo (57% vs. 64%).

▪	Implementation of regulatory procedures to assess the conditions for market access based on the results of the COVA study, and preparation for the design of a second confirmatory phase 3 trial.

▪	Setting up industrial partnerships with the Seqens and Skyepharma groups, with a view to commercial-scale production of the BIO101 (20-hydroxyecdysone) drug candidate.

▪	Partnership with the University of Liège to study the value of BIO101 (20-hydroxyecdysone) in the treatment of respiratory failure caused by the influenza virus. BIO101 (20-hydroxyecdysone) could treat severe forms of the main viral severe acute respiratory infections (SARI) and significantly expand the product's target market.

▪	2024: Reactivation of an early access programme in Brazil and extension to Europe. This strategy may be rolled out subject to regulatory approvals, particularly in Brazil, where early access authorization is currently being reactivated.

MYODA programme

▪	2024: presentation of the results obtained with BIO101 (20-hydroxyecdysone) in Duchenne Muscular Dystrophy at the Muscular Distrophy Association (MDA) Conference in Dallas, Texas, from March 19 to 22, 2024. On this basis, Biophytis plans to start a phase 1/2 clinical trial in 2024, depending on its financial resources.

Key 2023 financial figures

The figures presented below and in appendices have been prepared in accordance with IFRS Accounting Standards and were approved by the Board of Directors on 8 April 2024.

Cash position

Consolidated cash and cash equivalents were €5.6 million at December 31, 2023, compared with €11.1 million at December 31, 2022, a net decrease of €5.5 million. Cash used in operating activities amounted to €12.6 million, and was partially offset by new cash injections, in the form of fundraising or convertible bond issues, totalling almost €8 million.

Taking into account the possibility of additional drawings on its ORNANE financing line, and on the basis of its financing plan, at the date of filing of the annual report on Form 20-F and the Annual Financial Report, the Company's available cash and cash equivalents should not be sufficient to support its operating plan for at least the next 12 months. There is therefore significant doubt about the Company's ability to continue its business activities.

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On the basis of its current operations and its plans and assumptions, the Company believes that it will be able to finance its activities until the first quarter of 2025.

Consolidated results

	2022	2023
(Amounts in thousands of euros, except share and per share data)	12 months	12 months
Revenues	—	—
Cost of sales	—	—
Gross margin	—	—

Research and development expenses, net	(16,034)	(8,845)
General and administrative expenses	(7,237)	(5,488)
Operating loss	(23,272)	(14,333)

Financial expenses	(2,564)	(1,633)
Financial income	983	269
Change in fair value of derivative liabilities and convertible bonds	637	(1,330)
Net financial expense	(944)	(2,694)

Loss before taxes	(24,216)	(17,026)

Income taxes benefit	—	—
Net loss	(24,216)	(17,026)

Operating expenses have fallen sharply between 2022 and 2023, as a result of:

▪	A significant reduction in R&D expenditure linked to the completion of clinical trials for the COVA and SARA programmes. Residual costs relating to clinical development were booked in 2023, but the bulk of R&D expenditure concerned pre-clinical work and operations relating to the production of BIO101.

▪	The fall in staff costs was mainly due to the valuation of instruments giving access to capital, while the Company's headcount remained stable.

The change in the financial result is essentially due to the revaluation of financial debts in accordance with IFRS 9.

As a result of the above, the annual loss has been significantly reduced, from €24.2 million at December 31, 2022 to €17 million at December 31, 2023.

* * * *

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular (sarcopenia, phase 3 ready and Duchenne muscular dystrophy), respiratory (Covid-19 phase 2-3 completed) and metabolic diseases (obesity, phase 2 to be started). The company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS - ISIN: US09076G1040). For more information, visit www.biophytis.com

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Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face» section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis contacts

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

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Consolidation statement of financial situation

(amounts in thousands of euros)	2022	2023
ASSETS
Patents and software	2,655	2,637
Property, plant and equipment	584	315
Other non-current financial assets	173	158
Total non-current assets	3,411	3,110

Other receivables and prepaid expenses	6,934	2,916
Other current financial assets	590	368
Cash and cash equivalents	11,053	5,567
Total current assets	18,576	8,850

TOTAL ASSETS	21,987	11,960

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Shareholder’ equity
Share capital	47,660	2,081
Premiums related to the share capital	(1,588)	13,483
Treasury shares	(21)	(12)
Foreign currency translation adjustment	(25)	(25)
Reserves - attributable to the owners of the parent	(23,689)	(2,357)
Net loss - attributable to the owners of the parent	(24,216)	(17,026)
Shareholder equity - attributable to the owners of the parent	(1,879)	(3,857)
Non-controlling interests	(32)	(32)
Total shareholder equity (deficit)	(1,911)	(3,889)

Liabilities
Employee benefit obligations	183	237
Non-current financial liabilities	4,367	3,247
Non-current derivative financial instruments	—	—
Total non-current liabilities	4,551	3,484

Current financial liabilities	10,213	5,023
Provisions	75	223
Trade payable	6,940	5,392
Tax and social liabilities	1,780	1,348
Current derivative financial liabilities	13	1
Other creditors and miscellaneous liabilities	328	378
Total current liabilities	19,348	12,365

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	21,987	11,960

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Consolidated financial of profit or loss

	2022	2023
(Amounts in thousands of euros, except share and per share data)	12 months	12 months
Revenues	—	—
Cost of sales	—	—
Gross margin	—	—

Research and development expenses, net	(16,034)	(8,845)
General and administrative expenses	(7,237)	(5,488)
Operating loss	(23,272)	(14,333)

Financial expenses	(2,564)	(1,633)
Financial income	983	269
Change in fair value of derivative liabilities and convertible bonds	637	(1,330)
Net financial expense	(944)	(2,694)

Loss before taxes	(24,216)	(17,026)

Income taxes benefit	—	—
Net loss	(24,216)	(17,026)

Attributable to the owners of the parent	(24,216)	(17,026)
Non-controlling interests	—	—

Basic and diluted weighted average number of shares outstanding	174,839,276	543,074,353
Basic loss per share (€/share)	(0.14)	(0.03)
Diluted loss per share (€/share)	(0.14)	(0.03)

	2022	2023
(amounts in thousands of euros)	12 months	12 months
Net loss for the year	(24,216)	(17,026)
Items that will not be reclassified to profit or loss
Actuarial gains and losses	80	1
Items that will be reclassified to profit or loss
Foreign currency translation adjustment	48	(1)
Other comprehensive income items	128	1

Total other comprehensive profit or loss	(24,089)	(17,026)
		(17,026)
Attributable to the owners of the parent	(24,089)	(17,026)
Non-controlling interests	—	—

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Statement of consolidated cash flows

	2022	2023
(amounts in thousands of euros)	12 months	12 months
Cash flow used in operating activities
Net loss	(24,216)	(17,026)
Amortization and depreciation of intangible and tangible assets	484	803
Additions of provisions, net of reversals	(89)	(72)
Expenses associated with share-based payments	5,567	812
Financial interest	1,853	1,022
Amortization of the day one Loss	—	—
Change in fair value of financial instruments	(637)	1,330
Interests on investment accounts	(4)	—
Net financial indemnities Negma	(1,000)	—
Unwinding of conditional advances and other financial expenses	22	12
Amortized cost of non-convertible bonds and debt component of the convertible notes	364	272
Cash flow used in operating activities before changes in working capital	(17,652)	(12,847)
(-) Change in working capital (net of depreciation of trade receivables and inventories)	(1,335)	(26)
(Increase) decrease in Other non-current financial assets	—	14
(Increase) decrease in other receivables	(398)	1,670
Increase (decrease) in trade accounts payable	(665)	(1,328)
Increase (decrease) in tax and social security liabilities	(219)	(432)
Increase (decrease) in other creditors and accrued liabilities	(53)	50

Cash flow used in operating activities	(18,988)	(12,873)

Cash flow used in investment operations
Acquisition of intangible and tangible assets	(141)	(220)
Purchase of term deposits classified as other current financial assets	110	—
Decrease (increase) in short term deposits accounts	14	590
Cash flow used in investment operations	(17)	370

Cash flow from/used in to financing operations
Proceeds from share capital increase	—	5,541
Costs paid in relation to equity transactions	—	(1,303)
Net financial indemnity received from/ (paid to) Negma	1,000	—
Exercise of warrants (BSA) and founders’ warrants (BSPCE)	6	2,146
Proceeds from research tax credit prefinancing, net of guarantee deposit	1,834	1,098
Reimbursement of the prefinanced CIR receivables, net of guarantee deposit	(3,450)	—
Proceeds from conditional advances	4	—
Repayment of conditional advances	(224)	(220)
Proceeds from subsidies	204	—
Financial interest paid	(662)	(460)
Proceeds from the issuance of convertible notes and non-convertible bonds	9,510	1,890
Repayment non-convertible bonds	(1,844)	(1,262)
Costs incurred in relation to the issuance of convertible notes and non-convertible bonds	—	(121)
Repayment of lease obligations	(244)	(283)
Cash flow used in financing operations	6,134	7,027

Net effect of exchange rate changes on cash and cash equivalents	(3)	(9)

Increase (decrease) in cash and cash equivalents	(12,873)	(5,485)

Cash and cash equivalents at the beginning of the period	23,926	11,053
Cash and cash equivalents at the end of the period	11,053	5,568

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